ZJK INDUSTRIAL CO., LTD.

July 24, 2024

Sarah Sidwell
Division of Corporation Finance

Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	ZJK Industrial Co., Ltd.

Registration Statement on Form F-1

Filed June 20, 2024

File No. 333-280371

Dear Ms. Sidwell:

This letter is in response to the letter dated July 10, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ZJK Industrial Co., Ltd. (the “Company,” “we,” and “our”). The First Amendment to Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form F-1

Cover Page

1.	Please revise to state the number of shares of ordinary shares to be offered. Refer to Item 501(b)(2) of Regulation S-K and Securities Act Rules C&DI 227.02.

Response: In response to the Staff’s comment, we respectfully advise that we have revised to state the number of shares of ordinary shares to be offered throughout the Amended Registration Statement.

Capitalization, page 77

2.	Please expand the tabular description of ordinary shares to disclose the number of shares issued and outstanding as adjusted for the IPO, and as further adjusted to give effect to the full exercise of the over-allotment option. In addition, please expand the capitalization table to include your outstanding amount of short-term bank borrowings and other long-term debts, current and non-current as shown in the audited balance sheet on page F-3 and in the table of contractual obligations on page 85.

Response: In response to the Staff’s comment, we respectfully advise that we have revised the Capitalization table on page 77 of the Amended Registration Statement.

Sarah Sidwell

Division of Corporation Finance

Office of Manufacturing
U.S. Securities and Exchange Commission

July 24, 2024

Experts, page 162

3.	Please expand to separately discuss the consolidated financial statements of the Registrant, ZJK Industrial Co., Ltd., and those of PSM-ZJK Fasteners (Shenzhen) Co., Ltd. for which TPS Thayer, LLC has audited both entities. Also, similar to the consent provided at Exhibit 23.1 pertaining to the Registrant, provide a consent from TPS Thayer, LLC as pertaining to the audited financial statements of PSM-ZJK Fasteners (Shenzhen) Co., Ltd. and to them as an expert.

Response: In response to the Staff’s comment, we respectfully advise that we have revised page 162 of the Amended Registration Statement and filed the consent from TPS Thayer, LLC to the audited financial statements of PSM-ZJK Fasteners (Shenzhen) Co., Ltd. as Exhibit 23.2 of the Amended Registration Statement.

Exhibits

4.	Please file the employment agreements between the Company and the executive officers dated May 21, 2024 as exhibits to your registration statement.

Response: In response to the Staff’s comment, we respectfully advise that we have filed the employment agreements between the Company and the executive officers dated May 21, 2024 as Exhibits 10.14 and 10.15 of the Amended Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Jinhua (Anna) Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

[Signature Page Follows]

Sarah Sidwell

Division of Corporation Finance

Office of Manufacturing
U.S. Securities and Exchange Commission

July 24, 2024

	By:	/s/Kai Huang
Kai Huang
Chief Financial Officer

Jinhua (Anna) Wang, Esq.
Robinson & Cole LLP

[signature page to the SEC response letter]